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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                SCHEDULE 14D-1/A

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

             DIVALL INSURED INCOME PROPERTIES 2 LIMITED PARTNERSHIP
                            (Name of Subject Company)

                        U.S. RESTAURANT PROPERTIES, INC.
                                    (Bidder)

                          Limited Partnership Interests
                         (Title of Class of Securities)
                                    255016107
                      (CUSIP Number of Class of Securities)

                                ROBERT J. STETSON
                        U.S. RESTAURANT PROPERTIES, INC.
                             5310 HARVEST HILL ROAD
                                    SUITE 270
                               DALLAS, TEXAS 75230
                                 (972) 387-1487
       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                                KENNETH L. BETTS
                         WINSTEAD SECHREST & MINICK P.C.
                                 1201 ELM STREET
                                   SUITE 5400
                               DALLAS, TEXAS 75270
                                 (214) 745-5400

                            CALCULATION OF FILING FEE

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    Transaction valuation                         Amount of filing fee
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        $9,237,488                                       $1,848*
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|_|      Check  box if any  part  of the  fee is  offset  as  provided  by  Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.   Filing Party:     Not applicable.
Form or Registration No.:  Not applicable.   Date Filed:       Not applicable.
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*Previously paid

         This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), initially filed on March 27, 1998, relates to the offer by U.S. Restaurant Properties, Inc., a Maryland corporation (the "Bidder"), to purchase up to 49.9% of the limited partnership interests (the "Interests"), of Divall Insured Income Properties 2 Limited Partnership, a Wisconsin limited partnership (the "Partnership"), at a purchase price of $400 per Interest, net to the seller in cash, upon the terms and subject to the conditions set forth in the Bidder's Offer to Purchase dated March 27, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together with the Offer to Purchase, constitutes the "Offer"), copies of which were attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2) respectively.

ITEM 10.  ADDITIONAL INFORMATION

         On March 30, 1998, the Partnership, through its general partner The Provo Group, Inc., an Illinois corporation (the "General Partner"), filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer with the Securities and Exchange Commission, in which the General Partner recommended to the Partnership's limited partners (the "Limited Partners") that they reject the Offer and not tender their Interests pursuant to the Offer. Attached as an Exhibit to the Schedule 14D-9 was a letter to the Limited Partners dated March 31, 1998.

         A letter to the Limited Partners from the Bidder with respect to the foregoing is filed as Exhibit (a)(5) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

         Item 11 is hereby  amended  and  supplemented  by adding the  following
Exhibit:

         (a)(5) Form of Response Letter, dated April 21, 1998, sent to Interest Holders.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  April 21, 1998



                                       U.S. RESTAURANT PROPERTIES, INC.



                                       By:   /s/  Robert J. Stetson
                                          -------------------------------
                                            Robert J. Stetson
                                            Chief Executive Officer and
                                            President

                                 EXHIBIT (a)(5)

                             FORM OF RESPONSE LETTER


April 21, 1998

Re:      DiVall Insured Income Fund 2 L.P. (the "Partnership")
         Offer of U.S. Restaurant Properties, Inc.

Dear Limited Partner:

By now, you should have received an Offer to Purchase dated March 27, 1998 from U.S. Restaurant Properties, Inc. (NYSE:USV) in which we are offering to purchase units of the Partnership at a price of $400 each. In addition, you may have also received a letter dated March 31, 1998 from your General Partner, urging you to reject USV's Tender Offer. While we certainly do not want to get into a "mud slinging" contest, we believe your General Partner's letter contains certain inaccuracies which should be addressed.

Consider the following:

              IS YOUR GENERAL PARTNER TELLING YOU THE WHOLE STORY?

In his letter to the Limited Partners, Mr. Provo describes USV as attempting to "cheaply and cleverly" acquire your Partnership's properties by making a Tender Offer for your Partnership's units. According to Mr. Provo, the proper course of action would have USV submitting a bid to buy the properties from the Partnership. Unfortunately, Mr. Provo fails to mention that in January of this year, USV DID present a bid to Mr. Provo to buy your Partnership's properties at an aggregate price of $21,494,600.

In response to USV's January 1998 purchase offer for the properties, your General Partner informed USV the PARTNERSHIP WAS NOT FOR SALE. Now, two months later, your General Partner says the PARTNERSHIP IS FOR SALE, and competitive bids for the properties should be entertained. if your General Partner felt USV's January offer of the properties was low, why didn't he begin negotiations? Furthermore, why didn't your General Partner inform the Limited Partners that an offer for the properties had even been made?

          DID YOUR PARTNERSHIP UNITS REALLY INCREASE IN VALUE IN 1997?

Your General Partner stated your Partnership units are worth approximately $500 each. One year ago, your General Partner stated in the Partnership's 1996 Annual Report your Partnership units were worth approximately $470 each. It is difficult for us to understand how your Partnership units could have increased in value over the past year by 6%, when the Net Operating Income of the Partnership DECREASED in 1997 by approximately 8%. We also cannot fathom how the value of the Partnership's units could have increased since three of the Partnership's Hardee's restaurants were sold during 1997 and sales proceeds distributed to the Limited Partners. Finally, does this new General Partner value take into the consideration the anticipated return of capital distribution of $45 per unit from the sale of the Partnership's two

Florida Denny's restaurants? The Partnership's primary assets are the restaurant properties. If properties are sold, and sales proceeds paid out to the Partners, it seems logical to expect the residual value of the Partnership units to decrease proportionately.

                         IS USV TRYING TO "LOWBALL" YOU?

USV's Tender Offer price was derived utilizing a methodology which assumed the sale of all the properties at today's real estate values, followed by the liquidation of the Partnership. We estimated a value for the Properties based upon their actual cash flow as reported in the Partnership's financial statements. The portfolio value was adjusted to reflect the sale of any properties during the year. This method for valuing property portfolios is widely used and accepted through the entire real estate industry. Over the past two years, USV has acquired over $300 million worth of restaurant properties utilizing the same property valuation techniques employed for the DiVall Tender Offer. These properties were purchased in a competitive real estate environment in numerous transactions negotiated with a variety of sellers. If USV was in the habit of making "lowball" offers for real estate properties, we could not have been nearly as successful in acquiring new properties over the past 24 months. It is clear from our recent history that USV IS VERY WILLING TO OFFER FAIR PRICES FOR GOOD ASSETS.

                 WHY IS USV TENDERING FOR MY PARTNERSHIP UNITS?

USV is making a Tender Offer for Partnership units as a direct result of The Provo Group's unwillingness to present our purchase offer for the properties to the Limited Partners. We believe that Limited Partners should be allowed to make their own decisions with respect to their investments.

                MAKE AN INFORMED DECISION ABOUT YOUR INVESTMENT!

We are familiar with the history of your Partnership. Given all the difficulties you have endured as Limited Partners in this Partnership, you have every reason to be wary of any offers made relative to your investments. In spite of any misgivings you might have, we urge you to simply review the terms of USV's Tender Offer. We strongly disagree with your General Partner's assessment that USV's Tender Offer price for units is inadequate. As the old adage states, "There are two sides to every story". Call your General Partner and call us to hear what both sides have to say about USV's Tender Offer. We are not the corporate "monsters" that your General Partner would lead you to believe. We have owned, managed and leased restaurant properties since 1986, and believe we know what restaurant properties are worth.

Call us. Bob Coleman will be happy to take your call at (800) 449-8435. You will not receive high pressure tactics, only answers to your questions.

Sincerely,



Robert J. Stetson, President
U.S. Restaurant Properties, Inc.